June 29, 2010

Chanda DeLong
Staff Attorney, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
GS Mortgage Securities Corp.
Registration Statement on Form S-3 (File No. 333-164743), filed on February 5, 2010, as amended by Pre-Effective Amendment No. 1 to Form S-3 (File No. 333-164743), filed on May 18, 2010

Dear Ms. DeLong:

We are counsel to GS Mortgage Securities Corp. (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed Amanda Ravitz’s letter dated June 1, 2010 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) submitted herewith.  Enclosed herewith are two courtesy copies of Amendment No. 2, one of which has been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 2 are to the marked version.

REGISTRATION STATEMENT ON FORM S-3

General:

1.	We note your response to our prior comment number 2; however we ask that you confirm without exception that finalized agreements will be filed simultaneously with

  Michael S. Gambro   Tel  212 504 6825   Fax  212 504 6666    michael.gambro @cwt.com

or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.

The Registrant confirms that finalized agreements will be filed simultaneously with or prior to the final prospectus.

PROSPECTUS SUPPLEMENT NO. 1

Risk Factors—Less Stringent Underwriting Standards, page S-14:

2.
We note your response to our prior comment 10.  Please revise here and throughout your filing to delete the statement that you “cannot assure” that you have identified all material exceptions to the underwriting guidelines, as such disclaimers are not appropriate.

The Registrant has revised its disclosure regarding mortgage loans originated pursuant to exceptions to the underwriting guidelines in response the Staff’s comment.  The Registrant will include a representation and warranty of the depositor to the effect that the depositor has disclosed all material exceptions to the originator’s underwriting guidelines with respect to the mortgage loans, and, to the extent that other exceptions to the underwriting guidelines were not discovered by the depositor with respect to any mortgage loan, the mortgage loan may be subject to repurchase as a result of a breach of such representation and warranty to the extent the breach has a material and adverse effect on the value of or the trust’s interest in the mortgage loan.  See pages S-14 and S-42 of Prospectus Supplement No. 1, pages S-23 and S-50 of Prospectus Supplement No. 2 and pages S-12 and S-33 of Prospectus Supplement No. 3.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Michael S. Gambro  /  LJP

Michael S. Gambro

cc:  Sang Kim, Esq.